UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Chief Commercial Officer

The Board of Directors of Basel Medical Group Ltd (Nasdaq: BMGL) (the “Company”) has appointed Mr. Tan Boon Chye (Darren) as its Chief Commercial Officer effective August 15, 2025.

Mr. Darren Tan began his entrepreneurial journey in 2007 with a marketing venture. With extensive experience in business consulting, marketing, financing, and corporate development, he has a proven track record in business. A graduate of the University of London (BSc Accounting & Finance), Darren has also co-founded multiple companies across diverse industries. His achievements have been recognized with the 2010 Successful Entrepreneur Award (Platinum Category) and the 2011 SME1 Asia Emerging Award, and he has been featured by Global Business Magazine, Channel News Asia, and Phoenix Satellite TV.

Mr. Darren Tan is an equity interest holder in Basel Medical Fund, a subfund of Rainforest Capital VCC, which is the majority and controlling shareholder of the Company. No family relationship exists between Mr. Darren Tan and any other director or executive officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

	By:	/s/ Darren Yen Feng Chhoa
	Name:	Dr. Darren Yen Feng Chhoa
	Title:	Chief Executive Officer

Date: August 21, 2025